UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Highlights

The main figures obtained by Bradesco in the first nine months of 2013 are presented below:

1.   Adjusted Net Income(1) for the first nine months of 2013 stood at R$9.003 billion (a 4.6% increase compared to the R$8.605 billion recorded in the same period last year), corresponding to earnings per share of R$2.84 in the last 12 months, and Return on Average Adjusted Shareholders’ Equity(2) of 18.4%.

2.   Adjusted Net Income is composed of R$6.264 billion from financial activities, representing 69.6% of the total, and R$2.739 billion from insurance, pension plan and capitalization bond operations, which accounted for 30.4%.

3.     On September 30, 2013, Bradesco’s market capitalization stood at R$136.131 billion(3), up 20.4% over the same period in 2012. As of May 2013, Bradesco common shares compose the Ibovespa index.

4.   Total Assets stood at R$907.694 billion in September 2013, a 6.0% increase over the same period in 2012. Return on Total Average Assets was 1.3%.

5.   The Expanded Loan Portfolio(4) stood at R$412.559 billion in September 2013, up 11.0% during the same period in 2012. Operations with individuals totaled R$127.068 billion (up 10.9% on September 2012), while operations with companies totaled R$285.491 billion (up 11.0% on September 2012).

6.   Assets under Management stood at R$1.256 trillion, a 7.2% increase from September 2012.

7.   Shareholders’ Equity stood at R$67.033 billion in September 2013, up 1.5% on September 2012. Capital Adequacy Ratio stood at 16.4% in September 2013, 12.7% of which fell under Tier I Capital.

8.     Interest on Shareholders’ Equity were paid and recorded in provision to shareholders in the amount of R$3.145 billion for the first nine months of 2013, R$1.554 billion of which was paid as monthly and interim interest and R$1.591 billion was recorded in provision.

9.     Interest Financial Margin stood at R$31.700 billion, up 1.1% in comparison with the first nine months of 2012.

10. The Delinquency Ratio over 90 days dropped 0.5 p.p. in the last 12 months and stood at 3.6% on September 30, 2013 (4.1% on September 30, 2012).

11. The Efficiency Ratio(5) in September 2013 remained stable (42.1%) when compared to September 2012, whereas the “adjusted to risk” ratio stood at 52.5%, for a 0.6 p.p. improvement (53.1% in September 2012).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$35.260 billion in the first nine months of 2013, up 13.4% over the same period in 2012. Technical Reserves stood at
R$133.554 billion, up 13.4% on September 2012.

13. Investments in infrastructure, information technology and telecommunications amounted to R$3.498 billion in the first nine months of 2013, up 17.9% over the same period last year.

14. Taxes and contributions, including social security, paid or recorded in provision, amounted to R$18.096 billion in the first nine months of 2013, of which R$7.039 billion referred to taxes withheld and collected from third parties and R$11.057 billion from Bradesco Organization activities, equivalent  to 122.8% of Adjusted Net Income (1).

15. Bradesco has an extensive customer service network in Brazil, with 4,697 Branches and 3,760 Service Branches - PAs. Customers can also use 1,421 PAEs – ATMs (Automatic Teller Machines) in companies, 45,614 Bradesco Expresso  service points, 33,933 Bradesco Dia & Noite ATMs and 14,036 Banco24Horas  ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period;
(4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and
(5) In the last 12 months.

   4   Report on Economic and Financial Analysis – September 2013

Press Release

Highlights

16. Payroll, plus charges and benefits, totaled R$8.143 billion. Social benefits provided to the 101,410 employees of the Bradesco Organization and their dependents amounted to R$1.991 billion, while investments in training and development programs totaled
R$72.259 million.

17.  Bradesco was once again included in the Dow Jones Sustainability Index, a select NYSE trading list that includes only those companies with the best sustainable development practices.

18.  Bradesco BBI was among the lead managers in the raising of capital to the North-American automaker Ford, in a transaction which amounted to US$1 billion. For the first time a Brazilian bank participated as lead manager of such operation for a North-American company in the United States. BBI was also authorized by Tokyo Stock Exchange to operate in the Japanese market as manager of a yen bond offering, which makes Bradesco the first Latin-American bank to operate in the Japanese debt market.

19.  Bradesco, through its subsidiary Bradesco Saúde S.A., entered into an agreement that establishes the terms and conditions for a reorganization of its ownership interest held in Odontoprev, through which Bradesco Saúde will acquire 6.5% of the voting capital of Odontoprev. The operation is subject to approval from the Brazilian Central Bank. After the acquisition, Bradesco Saúde will hold approximately 50.01% of Odontoprev.

20. Major Awards and Acknowledgments in the period:

•      Bradesco was considered the most profitable private bank in Latin America and the United States (Economatica);

•      Bradesco was considered Brazil’s most valuable brand, according to 2013 ranking (Brand Finance);

•      Bradesco is the most valuable brand in Latin America (BrandAnalytics/ Millward Brown consulting firm, published in Financial Times newspaper);

•       Bradesco received the 2012 Publicly-held Company Award, promoted by Apimec. It acknowledges companies that have invested in long-term relationship and open dialogue with their investors;

•       Bradesco was granted the 2013 Highlight of the Sector Award, in the Banks and Credits category, with the best case in value creation in 2012 (Abrasca);

•       Bradesco stood out as the best Bank to Work for in Brazil (Guia 2013 Você S/A – As Melhores Empresas para Você Trabalhar);

•       For the seventh consecutive time, Grupo Bradesco Seguros ranked first in the Brazilian insurance company category (2012 Valor  1000  list of Valor Econômico newspaper); and

•       BRAM – Bradesco Asset Management was considered the best fund manager (“Guia Exame de Investimentos Pessoais 2013” –Exame magazine).

21. With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 56-year history of extensive social and educational work, with 40 schools in Brazil. In 2013, an estimated budget of R$460.961 million will benefit 106,843 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income.

Bradesco      5

        Press Release

Main Information

	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	Variation %
									3Q13 x 2Q13	3Q13 x 3Q12
Income Statement for the Period - R$ million
Book Net Income	3,064	2,949	2,919	2,893	2,862	2,833	2,793	2,726	3.9	7.1
Adjusted Net Income	3,082	2,978	2,943	2,918	2,893	2,867	2,845	2,771	3.5	6.5
Total Financial Margin	10,729	10,587	10,706	11,109	10,955	11,034	10,695	10,258	1.3	(2.1)
Gross Loan Financial Margin	7,793	7,634	7,414	7,527	7,460	7,362	7,181	7,162	2.1	4.5
Net Loan Financial Margin	4,912	4,540	4,305	4,317	4,157	3,955	4,087	4,501	8.2	18.2
Allowance for Loan Losses (ALL) Expenses	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(6.9)	(12.8)
Fee and Commission Income	4,977	4,983	4,599	4,675	4,438	4,281	4,118	4,086	(0.1)	12.1
Administrative and Personnel Expenses	(6,977)	(6,769)	(6,514)	(6,897)	(6,684)	(6,488)	(6,279)	(6,822)	3.1	4.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,069	13,238	10,953	13,216	10,104	11,570	9,418	11,138	(16.4)	9.6
Statement of Financial Position - R$ million
Total Assets	907,694	896,697	894,467	879,092	856,288	830,520	789,550	761,533	1.2	6.0
Securities	313,679	309,027	300,600	315,487	319,537	322,507	294,959	265,723	1.5	(1.8)
Loan Operations (1)	412,559	402,517	391,682	385,529	371,674	364,963	350,831	345,724	2.5	11.0
- Individuals	127,068	123,562	119,231	117,540	114,536	112,235	109,651	108,671	2.8	10.9
- Corporate	285,491	278,955	272,451	267,989	257,138	252,728	241,181	237,053	2.3	11.0
Allowance for Loan Losses (ALL)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	0.1	2.7
Total Deposits	216,778	208,485	205,870	211,858	212,869	217,070	213,877	217,424	4.0	1.8
Technical Reserves	133,554	131,819	127,367	124,217	117,807	111,789	106,953	103,653	1.3	13.4
Shareholders' Equity	67,033	66,028	69,442	70,047	66,047	63,920	58,060	55,582	1.5	1.5
Assets under Management	1,256,220	1,233,546	1,243,170	1,225,228	1,172,008	1,130,504	1,087,270	1,019,790	1.8	7.2
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2) (3)	2.84	2.79	2.77	2.74	2.71	2.70	2.69	2.67	1.8	4.8
Book Value per Common and Preferred Share - R$ (3)	15.97	15.72	16.54	16.68	15.73	15.22	13.83	13.23	1.6	1.5
Annualized Return on Average Shareholders' Equity (4) (5)	18.4	18.8	19.5	19.2	19.9	20.6	21.4	21.3	(0.4) p.p.	(1.5) p.p.
Annualized Return on Average Assets (5)	1.3	1.3	1.3	1.4	1.4	1.4	1.5	1.6	-	(0.1) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.1	7.2	7.3	7.6	7.6	7.9	7.9	7.8	(0.1) p.p.	(0.5) p.p.
Fixed Assets Ratio - Total Consolidated	17.4	17.3	16.5	16.9	19.0	18.2	19.9	21.0	0.1 p.p.	(1.6) p.p.
Combined Ratio - Insurance (6)	86.9	85.5	86.0	86.6	86.5	85.0	85.6	83.6	1.4 p.p.	0.4 p.p.
Efficiency Ratio (ER) (2)	42.1	41.8	41.5	41.5	42.1	42.4	42.7	43.0	0.3 p.p.	-
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	70.8	69.6	67.7	66.5	64.4	63.2	62.9	62.2	1.2 p.p.	6.4 p.p.
Market Capitalization - R$ million (7)	136,131	124,716	145,584	131,908	113,102	104,869	113,021	106,971	9.2	20.4
Loan Portfolio Quality % (8)
ALL / Loan Portfolio	6.9	7.0	7.2	7.3	7.4	7.4	7.5	7.3	(0.1) p.p.	(0.5) p.p.
Non-Performing Loans (> 60 days (9) / Loan Portfolio)	4.4	4.6	4.9	5.0	5.1	5.1	5.1	4.8	(0.2) p.p.	(0.7) p.p.
Delinquency Ratio (> 90 days (9) / Loan Portfolio)	3.6	3.7	4.0	4.1	4.1	4.2	4.1	3.9	(0.1) p.p.	(0.5) p.p.
Coverage Ratio (> 90 days (9))	190.3	188.6	179.4	178.2	179.0	177.4	181.7	184.4	1.7 p.p.	11.3 p.p.
Coverage Ratio (> 60 days (9))	156.8	153.5	146.0	147.3	144.8	144.0	146.6	151.8	3.3 p.p.	12.0 p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	16.4	15.4	15.6	16.1	16.0	17.0	15.0	15.1	1.0 p.p.	0.4 p.p.
- Tier I	12.7	11.6	11.0	11.0	11.3	11.8	12.0	12.4	1.1 p.p.	1.4 p.p
- Tier II	3.7	3.8	4.6	5.1	4.7	5.2	3.0	2.7	(0.1) p.p.	(1.0) p.p.

   6   Report on Economic and Financial Analysis – September 2013

Press Release

Main Information

	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Variation %
									Sept13 x Jun13	Sept13 x Sept12
Structural Information - Units
Service Points	71,724	70,829	69,528	68,917	67,225	65,370	62,759	59,721	1.3	6.7
- Branches	4,697	4,692	4,687	4,686	4,665	4,650	4,636	4,634	0.1	0.7
- PAs (10)	3,760	3,795	3,786	3,781	3,774	3,243	2,986	2,962	(0.9)	(0.4)
- PAEs (10)	1,421	1,454	1,457	1,456	1,456	1,476	1,497	1,477	(2.3)	(2.4)
- External Bradesco ATMs (11)	3,298	3,498	3,712	3,809	3,954	3,992	3,974	3,913	(5.7)	(16.6)
- Banco24Horas Network ATMs (11)	11,229	11,154	10,966	10,818	10,464	10,459	10,583	10,753	0.7	7.3
- Bradesco Expresso (Correspondent Banks)	45,614	44,819	43,598	43,053	41,713	40,476	38,065	34,839	1.8	9.4
- Bradesco Promotora de Vendas	1,692	1,404	1,309	1,301	1,186	1,061	1,005	1,131	20.5	42.7
- Branches / Subsidiaries Abroad	13	13	13	13	13	13	13	12	-	-
ATMs	47,969	47,972	48,025	47,834	47,542	47,484	47,330	46,971	-	0.9
- Bradesco Network	33,933	34,322	34,719	34,859	35,128	35,226	35,007	34,516	(1.1)	(3.4)
- Banco24Horas Network	14,036	13,650	13,306	12,975	12,414	12,258	12,323	12,455	2.8	13.1
Employees	101,410	101,951	102,793	103,385	104,100	104,531	105,102	104,684	(0.5)	(2.6)
Outsourced Employees and Interns	12,699	12,647	13,070	12,939	13,013	12,661	12,659	11,699	0.4	(2.4)
Customers - in millions
Active Checking Account Holders (12) (13)	26.4	26.2	25.8	25.7	25.6	25.6	25.4	25.1	0.8	3.1
Savings Accounts (14)	48.3	47.7	46.6	48.6	48.3	45.2	41.3	43.4	1.3	-
Insurance Group	45.3	44.2	42.9	43.1	42.4	41.9	40.8	40.3	2.5	6.8
- Policyholders	39.5	38.4	37.1	37.3	36.7	36.3	35.4	35.0	2.9	7.6
- Pension Plan Participants	2.4	2.4	2.3	2.3	2.3	2.2	2.2	2.2	-	4.3
- Capitalization Bond Customers	3.4	3.4	3.5	3.5	3.4	3.4	3.2	3.1	-	-
Bradesco Financiamentos (12)	3.4	3.5	3.6	3.7	3.7	3.8	3.8	3.8	(2.9)	(8.1)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     For comparison purposes, the shares were adjusted according to bonuses and stock splits;

(4)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(5)     Year-to-date adjusted net income;

(6)     Excludes additional reserves;

(7)     Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(8)     As defined by the Brazilian Central Bank (Bacen);

(9)     Credits overdue;

(10)   PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4072/12; and PAE: ATM located in the premises of a company;

(11)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas  network: 1,701 in September 2013; 1,804 in June 2013; 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012; 2,050 in March 2012 and 2,019 in December 2011;

(12)   Number of customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(13)   Refers to 1st and 2nd holders of checking accounts; and

(14)   Number of accounts.

Bradesco      7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale									Domestic Scale
Feasibility			Support	Domestic Currency		Foreign Currency			Domestic
a -			2	Long Term	Short Term	Long Term		Short Term	Long Term	Short Term
				A -	F1	BBB +		F2	AAA (bra)	F1 + (bra)
*
Moody´s Investors Service									R&I Inc.
Financial Strength / Individual Credit Risk Profile		International Scale						Domestic Scale	International Scale
C - / baa1			Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency	Issuer Rating
			Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
			Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1
*
Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance		Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating				Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+		brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	9M13	9M12	3Q13	2Q13
Book Net Income	8,932	8,488	3,064	2,949
Non-Recurring Events	71	117	18	29
- Earnings from Extended Securities Terms	-	(2,116)	-	-
- Additional Technical Reserve due to Real Interest Rate Reduction	-	2,116	-	-
- Civil Provisions	118	195	30	48
- Tax Effects	(47)	(78)	(12)	(19)

Adjusted Net Income	9,003	8,605	3,082	2,978
0
ROAE % (1)	18.3	19.6	19.1	18.9
0
ADJUSTED ROAE % (1)	18.4	19.9	19.2	19.1

(1)  Annualized.

   8   Report on Economic and Financial Analysis – September 2013

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	9M13	9M12	Variation		3Q13	2Q13	Variation
			9M13 x 9M12				3Q13 x 2Q13
			Amount	%			Amount	%
Financial Margin	32,022	32,684	(662)	(2.0)	10,729	10,587	142	1.3
- Interest	31,700	31,343	357	1.1	10,622	10,569	53	0.5
- Non-interest	322	1,341	(1,019)	(76.0)	107	18	89	494.4
ALL	(9,084)	(9,804)	720	(7.3)	(2,881)	(3,094)	213	(6.9)
Gross Income from Financial Intermediation	22,938	22,880	58	0.3	7,848	7,493	355	4.7
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,283	2,859	424	14.8	1,100	1,028	72	7.0
Fee and Commission Income	14,559	12,837	1,722	13.4	4,977	4,983	(6)	(0.1)
Personnel Expenses	(9,596)	(9,044)	(552)	6.1	(3,346)	(3,191)	(155)	4.9
Other Administrative Expenses	(10,664)	(10,407)	(257)	2.5	(3,631)	(3,578)	(53)	1.5
Tax Expenses	(3,127)	(3,041)	(86)	2.8	(987)	(1,017)	30	(2.9)
Equity in the Earnings (Losses) of Unconsolidated Companies	17	104	(87)	(83.7)	2	12	(10)	(83.3)
Other Operating Income/ (Expenses)	(3,511)	(3,085)	(426)	13.8	(1,194)	(1,147)	(47)	4.1
Operating Result	13,899	13,103	796	6.1	4,769	4,583	186	4.1
Non-Operating Result	(89)	(60)	(29)	48.3	(27)	(24)	(3)	12.5
Income Tax / Social Contribution	(4,729)	(4,384)	(345)	7.9	(1,638)	(1,553)	(85)	5.5
Non-controlling Interest	(78)	(54)	(24)	44.4	(22)	(28)	6	(21.4)
Adjusted Net Income	9,003	8,605	398	4.6	3,082	2,978	104	3.5

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the third quarter of 2013, Bradesco posted adjusted net income of R$3,082 million, up 3.5%, or R$104 million over the previous quarter, mainly due to: (i) lower allowance for loan loss expenses, resulting from reduced delinquency levels; (ii) greater financial margin revenue; (iii) higher insurance, pension plan and capitalization bond operating income; and offset by: (iv) higher personnel expenses, which were chiefly a result of the collective bargaining agreement.

In the year-over-year comparison, adjusted net income increased by 4.6% or R$398 million in the first nine months of 2013, for Return on Adjusted Average Shareholders’ Equity (ROAE) of 18.4%.

Shareholders’ Equity stood at R$67,033 million in September 2013, up 1.5% over the same period of 2012. The Capital Adequacy Ratio stood at 16.4%, 12.7% of which fell under Tier I Capital.

Total Assets came to R$907,694 million in September 2013, up 6.0% over September 2012, driven by the increase in operations and greater business volume. Return on Average Assets (ROAA) came to 1.3%.

   10   Report on Economic and Financial Analysis – September 2013

        Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(1), improved by 0.1 p.p., totaling 52.5% in the third quarter of 2013. This result was in line with Bradesco’s allowance for loan loss expenses, which were lower for the fifth consecutive quarter, due to the decrease in delinquency ratio.

ER in the last 12 months(2)and quarterly ER increased by 0.3 p.p. and 0.8 p.p. in the third quarter of 2013 from the previous quarter, reaching42.1% and 42.9%, respectively. The higher ER in the last 12 months was mainly due to (i) the reduction in non-interest financial margin, due to lower gains from the market arbitrage,and (ii) the impact of the 2012 and 2013 collective bargaining agreements, whereas the variation in quarterly ER is a result of the 2013 collective bargaining agreement.

(1) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others; and

(2) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), Bradesco’s ER in the last 12 months up to September 30, 2013 is 44.8%.

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Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$142 million increase quarter over quarter was mainly due to: (i) higher interest margin, totaling R$53 million, due to better Loan and Funding margins; and (ii) higher non-interest margin, totaling R$89 million, as a result of higher gains from the market arbitrage.

In the first nine months 2013, financial margin came to R$32,022 million, a R$662 million decrease from the same period in 2012, due to:
(i) lower result from the non-interest margin, in the amount of R$1,019 million, due to lower gains from the market arbitrage, and offset by: (ii) the R$357 million increase in income from interest-earning operations due to an increase in business volume, led by Loan and Insurance.

   12   Report on Economic and Financial Analysis – September 2013

        Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	9M13			9M12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	22,841	307,983	10.0%	22,003	280,666	10.6%
Funding	3,332	333,559	1.3%	3,228	333,543	1.3%
Insurance	2,651	129,721	2.7%	2,271	110,526	2.7%
Securities/Other	2,876	307,431	1.2%	3,841	288,773	1.8%
0
Financial Margin	31,700	-	6.9%	31,343	-	7.4%
0
	3Q13			2Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,793	316,413	10.2%	7,634	309,040	10.3%
Funding	1,271	343,296	1.5%	1,112	330,956	1.4%
Insurance	823	132,502	2.5%	895	130,868	2.8%
Securities/Other	735	312,586	0.9%	928	305,841	1.2%
0
Financial Margin	10,622	-	7.0%	10,569	-	7.2%

The annualized interest financial margin rate stood at 7.0% in the third quarter of 2013, a 0.2 p.p. decrease over the previous quarter, mainly due to Securities/Other and Insurance interest margins.

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Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2013, Bradesco’s expanded loan portfolio totaled R$412.6 billion, a 2.5% increase over the previous quarter due to: (i) a 2.8% growth in Individuals; (ii) a 2.7% growth in SMEs; and (iii) a 2.0% growth in Corporations.

In the last 12 months, the expanded loan portfolio increased 11.0%, driven by: (i) the 12.0% growth in SMEs; (ii) the 10.9% growth in Individuals; and
(iii) the 10.3% growth in Corporations.

To the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing – corporate plan; and (ii) export financing. To the Individuals segment, the main highlights were: (i) real estate financing; and (ii) payroll-deductible loans.

(1)   In addition to the loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

For the fifth consecutive quarter, ALL expenses reduced to R$2,881 million in the third quarter of 2013, down 6.9% from the previous quarter, even considering the 2.0% growth in the loan portfolio – as defined by Bacen in the quarter. This result was due to the reduction in delinquency level, thanks to the adaptation and consistency of loan granting policy and processes, quality of guarantees obtained, as well as the loan recovery process improvement.

In the year-over-year comparison, this expense reduced by 7.3%, even considering the 9.6% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

   14   Report on Economic and Financial Analysis – September 2013

        Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

Total delinquency ratio, which is based on transactions due over 90 days, had a decrease in the quarter and in the last twelve months, thanks especially to the drop in delinquency ratio among individual customers.

(1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In September 2013, these ratios stood at 156.8% and 190.3%, respectively, the highest ratios of the series.

The ALL, totaling R$21.5 billion in September 2013, which remained flat when compared to the previous quarter, was made up of: (i)  R$17.5 billion required by Bacen; and (ii)  R$4.0 billion in excess provisions.

(1) As defined by Bacen

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Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the third quarter of 2013 stood at R$878 million (R$931 million in the second quarter of 2013), for annualized Return on Adjusted Shareholders’ Equity of 24.1%.	Year to date, Net Income came to R$2.739 billion, up 4.4% from Net Income posted in the first nine months of 2012 (R$2.623 billion), for a return on Adjusted Shareholders’ Equity of 23.7%.

(1)    Excluding additional provisions.

								R$ million (unless otherwise stated)
	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	Variation %
									3Q13 x 2Q13	3Q13 x 3Q12
Net Income	878	931	930	964	837	881	905	860	(5.7)	4.9
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,069	13,238	10,953	13,216	10,104	11,570	9,418	11,138	(16.4)	9.6
Technical Reserves	133,554	131,819	127,367	124,217	117,807	111,789	106,953	103,653	1.3	13.4
Financial Assets	143,423	141,984	141,535	141,540	133,738	128,526	122,147	116,774	1.0	7.2
Claims Ratio	72.7	71.1	69.6	70.5	70.4	71.3	71.9	68.6	1.6 p.p.	2.3 p.p.
Combined Ratio	86.9	85.5	86.0	86.6	86.5	85.0	85.6	83.6	1.4 p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	45,292	44,215	42,941	43,065	42,363	41,898	40,785	40,304	2.4	6.9
Employees	7,462	7,493	7,510	7,554	7,545	7,478	7,574	7,608	(0.4)	(1.1)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	23.6	24.0	22.4	24.8	24.3	24.8	23.4	25.6	(0.4) p.p.	(0.7) p.p.

 (1) The third quarter of 2013 includes the latest data released by Susep (August/13).
 Note: For comparison purposes, non-recurring events’ effects are not considered.

   16   Report on Economic and Financial Analysis – September 2013

Summarized Analysis of Adjusted Income

Given the better performance of Life and Pension Plan products and the seasonality of the insurance segment in the second quarter of 2013, revenue in the third quarter of 2013 stood at R$11.1 billion, lower than the previous quarter (R$13.2 billion), but 9.6% higher in comparison with the third quarter of 2012 (R$10.1 billion).

Net income for the third quarter of 2013 was 5.7% lower than the previous quarter, mainly due to:
(i) the 16.4% decrease in revenue, as mentioned above; (ii) the 1.6 p.p. increase in claims ratio; and (iii) the reduction in financial income.

In comparison with the third quarter of 2012, net income was up 4.9% of 2012, as a result of: (i) the 9.6% growth in revenue; and (ii) slight improvement in the administrative efficiency ratio.

In first nine months of 2013, production was up 13.4% from the same period in 2012, led by Health, Capitalization Bond and Life and Pension Plan products, which increased 23.9%, 21.8% and 8.7%, respectively.

Net income for the first nine months of 2013 exceeded by 4.4% that of the previous year, due to: (i) a 13.4% increase in revenue;
(ii) the improved financial and equity income; and (iii) the stability of administrative efficiency ratio.

Grupo Bradesco Seguros’ capital levels are in compliance with the regulatory requirements and the global standards (Solvency II), with a leverage of 2.8 times its Shareholders’ Equity in the period.

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        Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the third quarter of 2013, fee and commission income came to R$4,977 million, down R$6 million over the previous quarter, mainly due to the excellent performance of underwriting / financial advisory revenues in the second quarter of 2013, which was partially offset by the positive results in the third quarter of 2013 of revenues from: (i) cards; (ii) checking accounts; and (iii) fund management.

In the year-over-year comparison, the increase of R$1,722 million, or 13.4%, in the first nine months of 2013 was due to ongoing investments in customer service channels and technology, which mainly resulted in: (i) the excellent performance of the credit card segment, driven by the growth in revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 758 thousand active accounts in the period;
(iii) greater income from collections; (iv) greater income from fund management, whose volume of assets and portfolios under management increased by 8.4% in the period; (v) higher gains from capital market operations (underwriting / financial advisory); and (vi) higher income from loan operations, due to greater volume of contracted operations and sureties and guarantees in the period.

   18   Report on Economic and Financial Analysis – September 2013

Summarized Analysis of Adjusted Income

Personnel Expenses

In the third quarter of 2013, the R$155 million increase from the previous quarter is a result of variations in:

•     structural expenses – increase of  R$127 million, mainly due to raise in salary levels and adjustments to labor obligations, as per the collective bargaining agreement; and

•      non-structural expenses – increase of  R$28 million, mainly due to greater employee and management profit sharing expenses.

In the year-over-year comparison, the
R$552 million increase in the first nine months of 2013 was mainly due to:

•    the R$410 million, or 5.6%, of structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per the 2012 and 2013 collective bargaining agreements (adjustments of 7.5% and 8.0%, respectively); and

• the R$142 million increase in non-structural expenses, mainly due to greater expenses with provision for labor claims.

Note:  Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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        Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

Despite the higher expenses with (i) the opening of 4,499 service points in the period, mainly Bradesco Expresso points, for a total of 71,724 service points on September 30, 2013, and (ii) the increase in business and service volume in the period, the administrative expenses increased only 2.5% between the first nine months of 2012 and 2013, as a result of the continued efforts to reduce costs, led by our Efficiency Committee. It is worth noting that IPCA and IGP-M inflation indexes reached 5.9% and 4.4% respectively, in the last 12 months.

In the third quarter of 2013, the increase in administrative expenses over the previous quarter was mainly due to the greater business and service volume in the quarter which, consequently, increased expenses with:
(i) outsourced services; (ii) data processing; and (iii) transportation.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,194 million in the third quarter of 2013, a R$47 million increase over the previous quarter, mainly due to greater expenses with civil contingencies.

Year over year, other operating expenses, net of other operating income, increased by
R$426 million in the first nine months of 2013, mainly as a result of greater expenses with:
(i) operating provisions, particularly those for civil contingencies; (ii) amortization of intangible assets; and (iii) sundry losses.

   20   Report on Economic and Financial Analysis – September 2013

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution increased 5.5% in comparison with the previous quarter and 7.9% from the first nine months of 2012, mainly due to the increase in taxable result.

The effective rate came to 41.7% in the third quarter of 2013, remaining stable over the previous quarters

Unrealized Gains

Unrealized gains totaled R$10,035 million in the third quarter of 2013, an R$1,971 million decrease from the previous quarter. This was mainly due to: (i) the fixed-income securities subject to mark-to-market accounting; (ii) the lower unrealized gain of loan and leasing operations; and partially offset by the appreciation of: (iii) investments, mainly Cielo shares; and (iv) equity securities.

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        Press Release

Economic Scenario

In the third quarter of 2013, expectations that the U.S. would begin reducing its monetary stimuli had a substantial impact on the price of global financial assets. The consequent appreciation of the dollar and the increase in long-term interest rates led to a reallocation of international market portfolios, mainly affecting the emerging countries. Even though these expectations were frustrated in September, the signals coming from the Federal Reserve indicate that it has merely postponed the decision while it waits for clearer signs of a U.S. economic recovery. The current concerns with the world’s leading economy are chiefly related to fiscal aspects against a background of political polarization in Congress.

The most recent news from China suggests a certain leveling off of growth at around 7.5%, dissipating worries of an abrupt slowdown. However, there is still a general belief that the growth pace will decline in the coming years, which is linked to a schedule of structural reforms, whose content will become clearer as of November after the Chinese Communist Party meeting.

Given the dollar’s upward tendency, slower Chinese growth and the strong expansion in supply in certain segments, commodity prices are likely to fall in the coming months. This scenario, together with the resumption of discussions concerning a reduction in the U.S. monetary stimuli, albeit with no certain date as yet, poses a number of serious challenges for the emerging nations, so it is imperative that they adopt initiatives to strengthen their economic resilience.

Brazil’s economy is better prepared than before to face the global economy’s current transition phase and the resulting challenges to domestic economic policy management. This view is supported by improved macroeconomic fundamentals and the institutional advances recorded in the last few years.

The recovery of economic activity in recent months has been chiefly fueled by investments in production, which will tend to increase further as they reap the benefits of the ongoing public concessions program. This program, together with the major sporting events scheduled for the next three years, represents a unique opportunity for Brazil to improve its infrastructure, which is absolutely essential in order to enhance perception of the economy’s growth potential.

Despite the risks to the scenario and the challenges faced by the Brazilian economy in the pursuit of higher sustainable growth in the near future, Bradesco is maintaining a positive outlook, with favorable prospects in its operational segments. The volume of credit is growing at rates that are both sustainable and risk-compatible, while delinquency has been showing signs of a decline. Thanks to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

   22   Report on Economic and Financial Analysis – September 2013

Press Release

Main Economic Indicators

Main Indicators (%)	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	9M13	9M12

Interbank Deposit Certificate (CDI)	2.12	1.79	1.61	1.70	1.91	2.09	2.45	2.67	5.62	6.59
Ibovespa	10.29	(15.78)	(7.55)	3.00	8.87	(15.74)	13.67	8.47	(14.13)	4.27
USD – Commercial Rate	0.65	10.02	(1.45)	0.64	0.46	10.93	(2.86)	1.15	9.13	8.25
General Price Index - Market (IGP-M)	1.92	0.90	0.85	0.68	3.79	2.56	0.62	0.91	3.70	7.10
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	0.62	1.18	1.94	1.99	1.42	1.08	1.22	1.46	3.78	3.77
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.36	1.36	1.48	1.48	1.48	3.75	4.37
Reference Interest Rate (TR)	0.03	-	-	-	0.03	0.07	0.19	0.22	0.03	0.29
Savings Account (Old Rule) (1)	1.54	1.51	1.51	1.51	1.53	1.58	1.70	1.73	4.62	4.89
Savings Account (New Rule) (1)	1.47	1.30	1.25	1.26	1.40	-	-	-	4.07	1.89
Business Days (number)	66	63	60	62	64	62	63	62	189	189
Indicators (Closing Rate)	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept13	Sept12
USD – Commercial Selling Rate - (R$)	2.2300	2.2156	2.0138	2.0435	2.0306	2.0213	1.8221	1.8758	2.2300	2.0306
Euro - (R$)	3.0181	2.8827	2.5853	2.6954	2.6109	2.5606	2.4300	2.4342	3.0181	2.6109
Country Risk (points)	236	237	189	142	166	208	177	223	236	166
Basic Selic Rate Copom (% p.a.)	9.00	8.00	7.25	7.25	7.50	8.50	9.75	11.00	9.00	7.50
BM&F Fixed Rate (% p.a.)	10.07	9.39	7.92	7.14	7.48	7.57	8.96	10.04	10.07	7.48

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are:
(a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2015

%	2013	2014	2015
USD - Commercial Rate (year-end) - R$	2.25	2.35	2.45
Extended Consumer Price Index (IPCA)	5.90	5.80	5.60
General Price Index - Market (IGP-M)	5.60	5.00	5.00
Selic (year-end)	10.00	10.25	10.25
Gross Domestic Product (GDP)	2.40	2.10	3.00

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Guidance

Bradesco’s Outlook for 2013

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	11 to 15%
Individuals	11 to 15%
Companies	11 to 15%
Interest Financial Margin (2)	1 to 3%
Fee and Commission Income	12 to 16%
Operating Expenses (3)	2 to 6%
Insurance Premiums	12 to 15%

(1)     Expanded Loan Portfolio;

(2)     Changed from 4%— 8% to 1%—3%; and

(3)     Administrative and Personnel Expenses.

   24   Report on Economic and Financial Analysis – September 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Third Quarter of 2013

											R$ million
	3Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,733	(355)	16	(97)	(740)	30	-	141	10,729	-	10,729
ALL	(3,260)	-	-	-	511	(132)	-	-	(2,881)	-	(2,881)
Gross Income from Financial Intermediation	8,473	(355)	16	(97)	(229)	(102)	-	141	7,848	-	7,848
Income from Insurance, Pension Plans and Capitalization Bonds(9)	1,100	-	-	-	-	-	-	-	1,100	-	1,100
Fee and Commission Income	4,908	-	-	-	-	-	68	-	4,977	-	4,977
Personnel Expenses	(3,346)	-	-	-	-	-	-	-	(3,346)	-	(3,346)
Other Administrative Expenses	(3,601)	-	-	-	-	-	(30)	-	(3,631)	-	(3,631)
Tax Expenses	(964)	-	-	-	(8)	-	-	(15)	(987)	-	(987)
Equity in the Earnings (Losses) of Unconsolidated Companies	2	-	-	-	-	-	-	-	2	-	2
Other Operating Income/Expenses	(1,882)	355	(16)	97	237	25	(38)	-	(1,224)	30	(1,194)
Operating Result	4,691	-	-	-	-	(77)	-	126	4,739	30	4,769
Non-Operating Result	(104)	-	-	-	-	77	-	-	(27)	-	(27)
Income Tax / Social Contribution and Non-controlling Interest	(1,523)	-	-	-	-	-	-	(126)	(1,649)	(12)	(1,660)
Net Income	3,064	-	-	-	-	-	-	-	3,064	18	3,082

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses”/”Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 8 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2013

											R$ million
	2Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	10,005	(353)	37	(42)	(876)	168	-	1,648	10,587	-	10,587
ALL	(3,608)	-	-	-	605	(91)	-	-	(3,094)	-	(3,094)
Gross Income from Financial Intermediation	6,397	(353)	37	(42)	(271)	77	-	1,648	7,493	-	7,493
Income from Insurance, Pension Plans and Capitalization Bonds(9)	1,028	-	-	-	-	-	-	-	1,028	-	1,028
Fee and Commission Income	4,886	-	-	-	-	-	97	-	4,983	-	4,983
Personnel Expenses	(3,191)	-	-	-	-	-	-	-	(3,191)	-	(3,191)
Other Administrative Expenses	(3,530)	-	-	-	-	-	(48)	-	(3,578)	-	(3,578)
Tax Expenses	(829)	-	-	-	(9)	-	-	(179)	(1,017)	-	(1,017)
Equity in the Earnings (Losses) of Unconsolidated Companies	12	-	-	-	-	-	-	-	12	-	12
Other Operating Income/Expenses	(1,809)	353	(37)	42	280	24	(49)	-	(1,196)	48	(1,147)
Operating Result	2,966	-	-	-	-	101	-	1,469	4,534	48	4,583
Non-Operating Result	77	-	-	-	-	(101)	-	-	(24)	-	(24)
Income Tax / Social Contribution and Non-controlling Interest	(93)	-	-	-	-	-	-	(1,469)	(1,562)	(19)	(1,581)
Net Income	2,949	-	-	-	-	-	-	-	2,949	29	2,978

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses’ / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 8 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   26   Report on Economic and Financial Analysis – September 2013

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Nine Months of 2013

											R$ million
	9M13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	33,666	(1,007)	69	(180)	(2,260)	198	-	1,535	32,022	-	32,022
ALL	(10,343)	-	-	-	1,526	(267)	-	-	(9,084)	-	(9,084)
Gross Income from Financial Intermediation	23,322	(1,007)	69	(180)	(734)	(69)	-	1,535	22,938	-	22,938
Income from Insurance, Pension Plans and Capitalization Bonds(9)	3,283	-	-	-	-	-	-	-	3,283	-	3,283
Fee and Commission Income	14,303	-	-	-	-	-	256	-	14,559	-	14,559
Personnel Expenses	(9,596)	-	-	-	-	-	-	-	(9,596)	-	(9,596)
Other Administrative Expenses	(10,499)	-	-	-	-	-	(165)	-	(10,664)	-	(10,664)
Tax Expenses	(2,933)	-	-	-	(28)	-	-	(166)	(3,127)	-	(3,127)
Equity in the Earnings (Losses) of Unconsolidated Companies	17	-	-	-	-	-	-	-	17	-	17
Other Operating Income/Expenses	(5,489)	1,007	(69)	180	762	73	(91)	-	(3,629)	118	(3,511)
Operating Result	12,410	-	-	-	-	4	-	1,369	13,781	118	13,899
Non-Operating Result	(86)	-	-	-	-	(4)	-	-	(89)	-	(89)
Income Tax / Social Contribution and Non-controlling Interest	(3,393)	-	-	-	-	-	-	(1,369)	(4,760)	(47)	(4,807)
Net Income	8,932	-	-	-	-	-	-	-	8,932	71	9,003

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 8 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      27

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Nine Months of 2012

											R$ million
	9M12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	35,921	(747)	141	(30)	(1,748)	29	-	1,235	34,801	(2,116)	32,684
ALL	(10,501)	-	-	-	955	(258)	-	-	(9,804)	-	(9,804)
Gross Income from Financial Intermediation	25,420	(747)	141	(30)	(793)	(229)	-	1,235	24,997	(2,116)	22,880
Income from Insurance, Pension Plans and Capitalization Bonds(9)	743	-	-	-	-	-	-	-	743	2,116	2,859
Fee and Commission Income	12,501	-	-	-	-	-	336	-	12,837	-	12,837
Personnel Expenses	(9,044)	-	-	-	-	-	-	-	(9,044)	-	(9,044)
Other Administrative Expenses	(10,060)	-	-	-	-	-	(347)	-	(10,407)	-	(10,407)
Tax Expenses	(2,957)	-	-	-	50	-	-	(135)	(3,041)	-	(3,041)
Equity in the Earnings (Losses) of Unconsolidated Companies	104	-	-	-	-	-	-	-	104	-	104
Other Operating Income/Expenses	(4,746)	747	(141)	30	743	78	11	-	(3,279)	195	(3,085)
Operating Result	11,961	-	-	-	-	(151)	-	1,100	12,909	195	13,103
Non-Operating Result	(211)	-	-	-	-	151	-	-	(60)	-	(60)
Income Tax / Social Contribution and Non-controlling Interest	(3,262)	-	-	-	-	-	-	(1,100)	(4,361)	(78)	(4,438)
Net Income	8,488	-	-	-	-	-	-	-	8,488	117	8,605

(1)     Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)     Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)     Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)     Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “Allowance for Loan Loss (ALL) Expenses;” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses;”

(5)     Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Allowance for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)     Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)     Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)     For more information see page 8 of this chapter; and

(9)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   28   Report on Economic and Financial Analysis – September 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 21, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.